Exhibit 99.1

Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces First Quarter 2006 Results


Mississauga, Ontario (April 17, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), today reported the results of operations for the three months ended February 28, 2006. All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.

At February 28, 2006, our cash and cash equivalents, restricted cash, and marketable securities held to maturity totaled $61.0 million, compared with $85.2 million at November 30, 2005.

We incurred a net loss for the three months ended February 28, 2006, of $19.3 million, or $0.23 per common share, compared with a net loss of $19.9 million, or $0.27 per common share for the similar period in 2005. The loss has decreased as a result of a reduction in the costs associated with our phase III clinical programs and has been partially offset by expenses associated with the senior convertible notes. The difference between cash used in operations and our accounting loss includes such non-cash items as stock option grant expense, amortization expense, accretion and amortization of costs associated with the senior convertible notes payable, offset by payment of accrued expenses related to our phase III clinical trials.

For the three months ended February 28, 2006, research and development expenditures decreased to $11.4 million from $16.8 million for the same period in 2005. The majority of the decrease in our R&D expense for the three months ended February 28, 2006, when compared with the same period in 2005, resulted from a significant reduction in the clinical trial activities relating to our phase III programs.

General and administrative expenditures were $4.9 million for the three months ended February 28, 2006, compared to $5.4 million for the same period in 2005.

Highlights

   o During the quarter, final patient assessments were completed in the 2,400-patient multi-national pivotal phase III ACCLAIM trial of patients with advanced chronic heart failure. The ACCLAIM trial is designed to definitively assess the impact of our Celacade(TM) technology on


                                     -more-

                                                       ...page 2, April 17, 2006


      reducing the risk of death and cardiovascular hospitalization in patients with advanced chronic heart failure. Based on our current timeline projections for completing the processes necessary to lock the ACCLAIM database, we expect to report the initial results from this trial in the first half of 2006.

   o In March 2006, the results of the SIMPADICO trial were presented at a Late-Breaking Clinical Trial session of the 55th Annual Scientific Session of the American College of Cardiology in Atlanta. While the SIMPADICO study did not reach the primary endpoint of change in maximal treadmill walking distance, therapy using our Celacade technology significantly reduced high sensitivity C-reactive protein, a pre-specified endpoint and a widely recognized marker of systemic inflammation associated with increased cardiovascular risk, including heart failure, stroke, and heart attack. Therapy using our Celacade technology was also shown to significantly reduce the number of patients progressing to critical limb ischemia, a condition manifested by sharply diminished blood flow to the legs often resulting in the need for amputation. Exploratory analyses of the per-protocol population also showed improvements in certain quality-of-life measures and a statistically significant improvement in ankle-brachial index (measure of change in blood flow to the legs) at 26 weeks in the Celacade group.

   o  On March 22, 2006, following our annual meeting of shareholders, Terrance
      H. Gregg succeeded William R. Grant as Chairman of our Board of Directors. Mr. Gregg, who joined Vasogen's Board of Directors in 1999, has been Vice Chairman since November 2005, and has served as the Chair of the Compensation, Nominating, and Corporate Governance Committee of the Board for the past several years. Mr. Gregg's extensive experience in the healthcare sector includes his role as President and Chief Operating Officer of MiniMed Inc., where he successfully transformed the company from a development-stage therapeutic device company into a global leader in diabetes management systems. In 2001, Medtronic acquired MiniMed for US$3.4 billion. William R. Grant, who has served as Vasogen's Chairman for the last five years, will remain a director on Vasogen's Board.

   o We also announced the appointment of Ronald M. Cresswell, Ph.D., Hon. D. Sc., F.R.S.E., former Senior Vice President and Chief Scientific Officer of Warner-Lambert, and Calvin R. Stiller, C.M., O.ONT, M.D., F.R.C.P.(C.), co-founder and former Chairman and CEO of the Canadian Medical Discoveries Fund, to our Board of Directors during the quarter. Both Dr. Cresswell and Dr. Stiller have considerable experience directing the research, development, and business initiatives of companies commercializing products for the healthcare industry. Dr. Cresswell has over 30 years of research and commercial development experience in cardiovascular and other important therapeutic areas and his vision and leadership in the development of Lipitor(R) was instrumental in the product's ultimate success. Dr. Stiller was principal investigator of the Canadian multi-center study that established the importance of cyclosporine and led to its worldwide use as first-line therapy for transplant rejection.

As previously announced, a conference call and slide presentation will be conducted on April 18, 2006, at 8:30 a.m. Eastern Time. The slide presentation may be viewed at www.vasogen.com, and the conference call may be accessed by calling 416-695-6622 or 1-800-769-8320, ten minutes prior to the call. An audio webcast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call may be accessed by calling 1-800-293-5765, pin code 8019, and will also be available at www.vasogen.com.

                                     -more-

                                                       ...page 3, April 17, 2006



About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company's lead product, the Celacade(TM) technology, is currently in the final stages of the 2,400-patient international pivotal phase III ACCLAIM trial in patients with advanced chronic heart failure. The 176-center ACCLAIM study is designed to further investigate the use of the Celacade technology to reduce the risk of death and hospitalization in heart failure patients and to support regulatory approval in North America and commercialization in North America and Europe. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release and upcoming conference call constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Numerical values indicating the statistical significance ("p-values") of results included in this press release are based on analyses that do not account for endpoint multiplicity, and therefore are for information only and are not intended to be used for any future regulatory submissions or in any future product labeling in jurisdictions where such uses are prohibited.



The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and Management's Discussion and Analysis for the three months ended February 28, 2006, are accessible on Vasogen's Website at www.vasogen.com and will be available on SEDAR and EDGAR. Summary financial tables are provided below.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

---------------------------------------------------------------------------------------------------------------
                                                                             February 28,         November 30,
                                                                                     2006                 2005
---------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
Assets

Current assets:
     Cash and cash equivalents                                              $      41,993        $      50,521
     Marketable securities                                                          7,653               22,999
     Clinical supplies                                                              1,732                1,862
     Tax credits recoverable                                                        1,255                1,130
     Prepaid expenses and deposits                                                  1,269                1,623
     Accrued gain on forward exchange contracts                                         -                  703
---------------------------------------------------------------------------------------------------------------
                                                                                   53,902               78,838

Restricted cash                                                                    11,397               11,701
Property and equipment                                                              1,035                1,121
Acquired technology                                                                   443                  506
Deferred financing costs                                                            2,015                2,645

---------------------------------------------------------------------------------------------------------------
                                                                            $      68,792        $      94,811
---------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                       $       7,483        $       5,733
     Accrued liabilities                                                           12,361               20,554
     Current portion of senior convertible notes payable                           17,308               16,659
     Accrued loss on forward exchange contracts                                         -                  763
---------------------------------------------------------------------------------------------------------------
                                                                                   37,152               43,709

Senior convertible notes payable                                                   12,985               18,795

Shareholders' equity:
     Share capital:
         Authorized:
              Unlimited common shares, without par value Issued and outstanding:
              84,470,232 common shares
                (November 30, 2005 - 82,255,374)                                  299,982              295,007
     Stock options                                                                  9,204                8,466
     Equity component of senior convertible notes payable                           6,749                7,985
     Warrants                                                                       5,345                5,345
     Contributed surplus                                                            1,426                  223
     Deficit                                                                     (304,051)            (284,719)
----------------------------------------------------------------------------------------------------------------------
                                                                                   18,655               32,307

Contingent liability
Subsequent events

----------------------------------------------------------------------------------------------------------------------
                                                                            $      68,792        $      94,811
----------------------------------------------------------------------------------------------------------------------


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit (In thousands of Canadian dollars, except per share amounts) (Unaudited)

----------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                   Three months ended                  1987 to
                                                                       February 28,               February 28,
                                                                 2006                2005                 2006
----------------------------------------------------------------------------------------------------------------

Expenses:
     Research and development                          $       11,384       $      16,816        $     207,333
     General and administration                                 4,892               5,398               90,813
     Foreign exchange loss (gain)                                   3              (1,892)               8,892
----------------------------------------------------------------------------------------------------------------

Loss before the undernoted                                    (16,279)            (20,322)            (307,038)

Interest expense on senior convertible
   notes payable                                                 (483)                  -                 (827)

Accretion in carrying value of senior
   convertible notes payable                                   (2,626)                  -               (4,368)

Amortization of deferred financing costs                         (630)                  -               (1,038)

Gain on debt extinguishment                                         7                   -                    7

Investment income                                                 679                 424               10,723
----------------------------------------------------------------------------------------------------------------

Loss for the period                                           (19,332)            (19,898)            (302,541)

Deficit, beginning of period:
     As originally reported                                  (284,719)           (187,665)              (1,510)
     Change in accounting for stock-based
       compensation                                                 -              (4,006)                   -
----------------------------------------------------------------------------------------------------------------
     As restated                                             (284,719)           (191,671)              (1,510)

----------------------------------------------------------------------------------------------------------------
Deficit, end of period                                 $     (304,051)      $    (211,569)       $    (304,051)
----------------------------------------------------------------------------------------------------------------

Basic and diluted loss per common
   share                                               $       (0.23)       $       (0.27)

----------------------------------------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

----------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                   Three months ended                  1987 to
                                                                       February 28,               February 28,
                                                                 2006                2005                 2006
----------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the period                                $     (19,332)       $    (19,898)       $    (302,541)
     Items not involving cash:
         Amortization                                             149                 138                5,024
         Accretion in carrying value of senior
           convertible notes payable                            2,626                   -                4,368
         Amortization of deferred financing costs                 630                   -                1,038
         Gain on debt extinguishment                               (7)                  -                   (7)
         Stock-based compensation                                 764                 535                9,271
         Services provided for common shares                        -                   -                2,449
         Foreign exchange loss (gain)                              30              (1,921)               9,072
         Other                                                      -                   -                  (35)
     Change in non-cash operating working capital              (6,144)              6,087               15,500
----------------------------------------------------------------------------------------------------------------
                                                              (21,284)            (15,059)            (255,861)

Financing:
     Shares issued for cash                                         -              52,502              285,907
     Warrants and options exercised for cash                        -                 412               24,610
     Share issue costs                                              -              (3,719)             (20,985)
     Issue (repayment) of convertible debt, net                (2,115)                  -               41,297
     Restricted cash                                              304                   -              (11,397)
     Payable to related parties                                     -                   -                 (234)
----------------------------------------------------------------------------------------------------------------
                                                               (1,811)             49,195              319,198

Investments:
     Increase in property and equipment                             -                (237)              (2,393)
     Increase in acquired technology                                -                   -               (1,283)
     Purchases of marketable securities                           (80)                  -             (244,846)
     Settlement of forward exchange contracts                    (259)                  -               (4,991)
     Maturities of marketable securities                       15,224              42,177              232,822
----------------------------------------------------------------------------------------------------------------
                                                               14,885              41,940              (20,691)

Foreign exchange (loss) gain on cash and
   cash equivalents held in foreign currency                     (318)                 46                 (653)
----------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents               (8,528)             76,122               41,993

Cash and cash equivalents, beginning of period                 50,521               5,336                    -

----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                $      41,993        $     81,458        $      41,993
----------------------------------------------------------------------------------------------------------------
